ARNOLD & PORTER

Arturo Caraballo
Arturo_Caraballo@aporter.com

202.942.5154
202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

May 21, 2003

BY HAND DELIVERY

U.S. Securities and Exchange C
Filing Desk
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549


03050676


RECD S.E.C.
MAY 21 2003

Re: Rule 12g3-2(b) Exemption of C.A. La Electricidad de Caracas (#82-4896)

Ladies and Gentlemen:

In connection with the exemption of C.A. La Electricidad de Caracas ("EDC") under Rule 12g3-2(b) (the "Rule") under the Securities and Exchange Act of 1934, as amended, granted by the Commission on November 30, 1998, we hereby submit on behalf of EDC certain supplemental information in accordance with the requirements of the Rule.

Pursuant to subparagraph (1)(iii) and paragraph (4) of the Rule, we enclose herewith English and Spanish versions of EDC's "2002 Annual Report" and a press release relating to EDC's results of operations, which were disseminated to the shareholders of EDC on February 17, 2003. We are also enclosing English and Spanish versions of EDC's "First Quarter 2003" report, which was disseminated to the shareholders of EDC on May 5, 2003.

If you should have any questions regarding the enclosed supplemental information, please contact the undersigned at (202) 942-5154.

Very truly yours,

Arturo Caraballo

5/27

Enclosures

#82-4896


La Electricidad de Caracas

una empresa 

2002 Annual Report

I. SHAREHOLDERS REPORT

2002 Results

C.A. La Electricidad de Caracas y Compañías Filiales (EDC) released its financial results as of December 31, 2002.

In 2002, the Operating Profit obtained by EDC before depreciation was Bs.360.3 billion, a 2.3% drop with respect to the previous year. This result was mainly due to a lag in tariff increases of 12.7% with respect to inflation, and a decrease in the demand from 10,220 GWh in 2001 to 9,694 GWh in 2002.

EDC was able to mitigate the impact of a difficult macroeconomic environment by putting in place a cost cutting program, which brought down operating costs by Bs. 59 billion, a 22% improvement from 2001.

Through the acquisition of currency hedging instruments, EDC managed to reduce the impact of the bolivar's devaluation against the US dollar by Bs. 57 billion.

A summary of these results, including the key business activities developed during the year 2002, is provided below.

Summary of Results

In millions of constant Bolivars	EDC Jan-Dec 02	EDC Jan-Dec 01
Operating Revenues	737.397	773.752
Energy Purchases /Fuel	(169.534)	(138.400)
Operating Expenses	(207.529)	(266.534)
EBITDA	**360.334**	**368.818**
EBITDA Margin	**48,87%**	**47,67%**
Income excluding Devaluation effect	**56.853**	**99.864**
Including the effect from:		
Net Exchange Gain (Loss)	(109.996)	(10.620)
Net Income (Loss)	**(53.143)**	**89.244**

- The bolivar devalued 85% against the US dollar.
- A 34.3% increase in fuel oil prices and a 14.8% increase in gas prices.

- In 2002, EDC maintained a total of US$ 225 million in interest rate risk hedging instruments with multilateral institutions and international banks. It also kept US$ 150 million and EUR 100 million in exchange rate hedging instruments with international banks.

- Sales to the National Interconnected System (SIN), the national grid, amounted to US$ 30 million.
- EDC collected the remaining US$19 million for coverage against the Vargas floods provided by international insurance companies.

Decrease in EDC Financial Debt

- In 2002. EDC's total financial debt expressed in US dollars decreased 29%, totaling US$776 million. Foreign currency denominated debt, mainly in US dollars and Euros, stands at US$628.5 million and the remainder is in local currency (bolivars).
- The weighted average cost of the debt for 2002 was 13.95%, of which 7.27% was for the portion in foreign currency and 35.18% was for the portion in bolivars.

Loans Granted by Foreign Institutions

Financial markets have once again shown their confidence in EDC through the following financing arrangements:

- The U.S. Eximbank granted a US$25 million loan for the purchase of equipment and materials in the areas of generation, transmission, distribution and customer care service.
- Loans for a total of US$23 million were secured from international banks.
- A US$438 million financing were secured with domestic and international banks.

Exchange Rate Risk Hedging Instruments

During 2002, EDC implemented an exchange risk hedging strategy by using derivative instruments, that reduced the impact of devaluation by Bs. 57 billion.

- In the third quarter, the company extended a Swap for US$/EUR 100 million that will mature in 2004.
- Also, EDC entered into a US$150 million "forward" due in 2004. Based on the market value of the latter instrument, the Company was able to secure a US$40 million advance during the fourth quarter of 2002. This advance is reflected in the balance sheet as of December 31, 2002.

Interest Rate Hedging Instruments

EDC continued with its interest rate hedging strategy with multilateral organizations and international banks for an amount of US$ 225 million due in 2004.

Cost Cutting Program

In spite of the economic difficulties prevalent in Venezuela, EDC has been able to reinforce its cost reduction and operating efficiency programs. This led to a 22.2% (Bs.59 billion) drop in its operating costs for the year 2002 (excluding the costs of fuel and energy purchases) as compared to the same period in 2001.

	EDC	
In millions of constant Bolivars	Jan-Dec 02	Jan-Dec 01
Generation	28.237	23.420
Transmission and Distribution	78.696	84.226
Comercialization and Administratives	100.596	158.888
Total Operating Expenses	**207.529**	**266.534**

Summary of Activities

Tariff Policy and Regulatory Framework

- On January 01, 2002, tariffs were increased by 3.02%, according to a Ministry of Energy and Mines/Ministry of Production and Trade Joint Resolution published in Extraordinary Official Gazette No. 5,540. In addition, on January 23, 2002, tariffs were further increased by 0.34% due to the enforcement of the Price Adjustment Factor (FAP by its Spanish acronym). The FAP is applied in order to maintain tariffs in real terms, reflecting changes in macroeconomic variables (exchange rate, external and internal inflation rates, etc.)

- On April 4, 2002, a new Ministry of Energy and Mines/Ministry of Production and Trade Joint Resolution decreed an additional tariff increase for an average of 7.5%.

- After applying the tariff regime contained in Article 19, Official Gazette 37415, EDC's electricity tariffs for end users were adjusted in the third quarter of 2002. The application of the FAP resulted in a 14.09% increase in all company tariffs, with the exception of the Social Residential Service, which, according to the aforementioned gazette, is exempt from this adjustment.

- Tariff Distribution by Sector According to Official Gazette No. 37.415 (EDC, CALEV and ELEGGUA):

Type of Service	Bs./kWh
Residential	**71.1**
General	**70.0**
Industrial	**51.6**
Street Lighting and Government	**59.9**
Average	**65.9**

The CACE and municipal taxes are not included in these tariffs

EDC Provides Energy to the National Interconnected System

From January to December of 2002, EDC was able to play an important role in the preservation of Guri Dam water levels by contributing 1,032 GWh, (compared to 264GWh in 2001) to the National Interconnected System, The 2002 amount is equivalent to the combined yearly demand of the cities of Barcelona and Puerto La Cruz or more than two meters on Guri's water level.

EDC has a total installed generation capacity of 2,316 MW and the maximum demand of its area of coverage is approximately 1,977 MW.

New Commercial Customer Care Platform

In 2002, as part of an ongoing commitment to improve its customer care standards and provide new and better services, EDC renewed its commercial platform with the support of SAP technology. Thus, EDC has become a pioneer in the use of "Customer Care Service" module. This system allows EDC to have more information to create and offer up-to-date products and services to its customers. The cost of this investment was US$ 12 million.

Best Utility

In order to care for the needs of the population it serves, EDC organized its commercial activities according to type of customer. In this regard, at the beginning of the year 2002, a survey was done by Gallup among residential, as well as among small and medium-sized industrial and commercial companies. The results of the survey indicate that EDC is perceived as the best utility in Venezuela.

Below is a chart of the survey's results:


La Electricidad de Caracas


una empresa

Which company provides the best public service in Venezuela?


63
63
Telecomunications
11
23
Gas
10
Water
7
4
Garbage Disposal
4
2
0
10
20
30
40
50
60
70
80
%
PYMIC
Residential

Call Center

During the third quarter 2002, and as part of the modernization of the commercial platform, the first stage of EDC's "Centro de Contacto Integral" (Comprehensive Contact Center) was implemented. In this first stage, users of electricity and waste collection services will be able to access an automated call center through which they are able to request their payment status, forms of payment and other commercial information. In addition, the system can sort calls and, if necessary, experts can take care of any special problems.

Overhead Distribution Network Automation Plan

As part of its Overhead Distribution Network Automation Plan, EDC has invested over US$5.7 million in installing remote control, state-of-the-art reclosers. By the end of 2002, 112 reclosers had been commissioned, resulting in a positive impact on the quality of customer service and reducing attention time and failure localization time in remote, less accessible areas.

Dividends

On April 18, 2002, EDC paid out a Bs.17.50 cash dividend per share (Bs.875 per ADR) to all shareholders of record on April 12 of that year.

Social Responsibility

Positive Changes

- In order to enhance the reliability and safety of the electrical system, EDC has been implementing a program since last year to replace 2,700 oil-insulated switches with vacuum-sealed switches. This investment totaled US$24 million for the year 2002. By the end of the year, a total of 2,422 switches had been replaced.

Comprehensive Education Plan

- In 2002, EDC continued to implement its Comprehensive Community Education Plan concerning Security and Prevention with Electrical Installations, which was launched in October 2001. The objective of this Plan is to minimize the risk of accidents, create awareness regarding the value of electrical power and the importance of using it rationally, as well as promoting the development of community programs.

Effects of the General Strike

La Electricidad de Caracas successfully implemented a contingency plan to face the December General Strike in Venezuela and was able to render uninterrupted service to its customers during that period. The plan included ensuring the supply of fuel to its generation plants, deploying crews to attend any contingencies in the area served by EDC. In addition, its commercial offices implemented special operating hours to attend their customers and extended pay-due dates for the service, highlighting once again EDC's commitment to its customers.

Subsequent Events

2003 Contingency Program

In view of the economic crisis that Venezuela is undergoing, La Electricidad de Caracas has implemented a Contingency Plan. This plan is designed to increase operating efficiency while minimizing impacts on quality of service or customer care. It includes a focus on collections of receivables, further reduction in operating costs, reduction of non-technical losses, more efficient use of inventory, optimization of internal personnel, refinancing of company debt and rationalization of capital investments.

New Currency Exchange Regime

On February 5, 2003, President Chávez announced a new currency exchange regime, according to Official Gazette No. 37,625, Resolution No. 2,302. This regime involves a closed exchange control at the fixed buying rate of Bs.1,596/US$ and at the fixed selling rate of Bs. 1,600. Also, a special commission called "Comisión de Administración de Divisas (CADIVI)" (Currency Administration Commission") was created to manage the new regime.

Latest Appointments

Julián Nebreda, former EDC Vice President of Finance (CFO), was appointed Group Manager for the Dominican Republic Business Group starting on February 6, 2003. Manuel Pérez, EDC's Corporate Treasurer and Financial Manager for the past four years, has been appointed to replace him as CFO.

In addition, Salomon Magan has rejoined the company as Vice President for Business Planning & Performance. Other appointments include Jesús Olivares as Vice President for Distribution of Outer Areas; Amelia Crespo as Vice President for Government and Institutional Relations ; Juan Dupouy as Vice President for Transmission and Marco De La Rosa as Vice President for Regulatory Affairs.

The results presented in this report have not been audited and were derived according to the Accounting Principles currently in force in Venezuela for companies whose securities are registered with the Venezuelan National Securities Commission of Venezuela. These results have been adjusted to reflect the effects of inflation according to the aforementioned accounting standards and are presented in bolivars as stated on December 31, 2002.

The exchange rate at the closing of the fourth quarter of 2002 was 1.403,00 bolivars per US dollar and the average exchange rate was 1.167,54 bolivars per US dollar. The 1997-based IPC (Consumer Price Index) for the end of the fourth quarter of 2002 was 303,46 and the average IPC for the January-December period of that same year was 268,63.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC) is an AES Corporation affiliate. EDC provides electricity mainly to the Caracas Metropolitan Area and is the largest private utility in Venezuela. Each share of EDC is transacted in the Bolsa de Valores de Caracas (Caracas Stock Exchange) jointly with one share of Corporación EDC, C.A. The Group's American Depositary Receipts (ADRs) are dealt in U.S. "over-the-counter" market under the symbol "ELDAY."

AES, EDC's main stockowner, is a world leading power supply company that focuses on the business of competitive generation, distribution and retail supply of electricity in 40 countries.

AES is a company dedicated to supplying electricity at a global level in a socially responsible manner.

Please address any questions or comments related to this report to Investor Relations, at the following email address: info@edc-ven.com


La Electricidad de Caracas

una empresa 

2002 Annual Report

II. FINANCIAL STATEMENTS

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
CONSOLIDATED INCOME STATEMENT

(Based on unaudited financial statements and expressed in millions of constant bolivars as of December 31, 2002)

	2001 Jan-Dec Bs	2002 1Q Bs	2002 2Q Bs	2002 3Q Bs	2002 4Q Bs	2002 Jan-Dec Bs	2002 Jan-Dec US$
Operating Revenues	773.752	181.532	186.188	182.160	187.517	**737.397**	525,59
Operating Expenses	(404.934)	(86.957)	(101.572)	(98.849)	(89.685)	**(377.063)**	(268,75)
EBITDA	**368.818**	**94.575**	**84.615**	**83.311**	**97.833**	**360.334**	**256,83**
EBITDA MARGIN	***47,67%***	***52,10%***	***45,45%***	***45,73%***	***52,17%***	***48,87%***	***48,87%***
Depreciation and Amortization	(220.182)	(57.130)	(56.927)	(56.951)	(55.358)	**(226.365)**	(161,34)
EBIT	**148.636**	**37.445**	**27.689**	**26.360**	**42.475**	**133.969**	**95,49**
EBIT MARGIN	**19,21%**	**20,63%**	**14,87%**	**14,47%**	**22,65%**	**18,17%**	**18,17%**
Other Income and (Expenses),Net	16.289	1.359	(12.426)	387	(13.114)	**(23.794)**	(16,96)
Interest and Financial Expenses	(151.197)	(55.648)	(42.886)	(65.639)	(42.822)	**(206.995)**	(147,54)
Interest Earned	60.449	25.405	9.091	28.824	(5.080)	**58.240**	41,51
Derivatives Instruments	1.626	-	6.284	3.256	(1.830)	**7.711**	5,50
Net Exchange Gain (Loss)	(10.620)	(72.472)	(27.393)	5.434	(15.566)	**(109.996)**	(78,40)
INCOME (LOSS)BEFORE TAXES, EXPOSURE TO INFLATION, MINORITY INTEREST AND EQUITY IN AFFILIATES	**65.183**	**(63.911)**	**(39.641)**	**(1.377)**	**(35.936)**	**(140.865)**	**(100,40)**
Result of Exposure to Inflation	36.832	35.856	8.222	33.942	13.678	**91.698**	65,36
Provision for Income Tax	(13.890)	(3.143)	(11.528)	(5.137)	15.821	**(3.987)**	(2,84)
Minority Interest and Equity in Affiliates	1.119	-	3	1	7	**11**	0,01
NET INCOME (LOSS)	**89.244**	**(31.198)**	**(42.944)**	**27.429**	**(6.430)**	**(53.143)**	**(37,88)**
NET MARGIN	**11,53%**	**-17,19%**	**-23,06%**	**15,06%**	**-3,43%**	**-7,21%**	**-7,21%**
NET INCOME (LOSS)PER SHARE	28,57	(9,99)	(13,75)	8,78	(2,06)	**(17,01)**	(0,012)
NET INCOME (LOSS) PER ADR	1428,36	(499,33)	(687,32)	439,01	(102,91)	**(850,56)**	(0,606)
SHARES OUTSTANDING (millions)*	3.124	3.124	3.124	3.124	3.124	**3.124**	3.124

*Twelve-month weighted average

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
CONSOLIDATED BALANCE SHEET

(Based on unaudited financial statements and expressed in millions of constant bolivars as of December 31, 2002)

	2001 31 December	2002 31 December
ASSETS		
Current Assets	788.054	**861.923**
Cash and Cash Equivalents	135.804	**290.217**
Property, Plant and Equipment, net	2.579.567	**2.443.194**
Investments	33.924	**54.670**
Long Term Accounts Payable	48.201	**43.862**
Intangible Assets and Deferred Credits	9.411	**5.373**
Total Assets	**3.459.157**	**3.409.022**
LIABILITIES AND EQUITY		
Current Liabilities	577.923	**627.539**
Bank Loans and Overdrafts	299.028	**211.408**
Current Portion of Long Term Debt	123.583	**185.112**
Long Term Debt	651.440	**692.756**
Others Liabilities	96.241	**87.979**
Minority Interests	286	**161**
Equity	2.133.267	**2.000.587**
Total Liabilities and Equity	**3.459.157**	**3.409.022**
Current Assets/Current Liabilities	1,36	**1,37**
Short Term Debt/Long Term Debt	0,65	**0,57**
Equity/Total Assets	61,67%	**58,69%**
Financial Debt/Total Capitalization	33,49%	**35,25%**


La Electricidad de Caracas

una empresa 

III. TECHNICAL DATA

	Unit	Jan-Dec 2002	Jan-Dec 2001
INSTALLED CAPACITY	MW	**2.316**	**2.341**
GENERATION AND ENERGY PURCHASES, NET	**GWh**		
GENERATED		13.047	11.392
PURCHASED ENERGY		335	1.179
INTERNAL CONSUMPTION AND LOSSES		(2.656)	(2.087)
TOTAL ENERGY SOLD		**10.726**	**10.484**
SALES	**GWh**	**10.726**	**10.484**
Residential		3.449	3.649
Industrial		1.879	2.024
General		3.528	3.648
Government /Public Lighting		838	899
Total coverage		**9.694**	**10.220**
Sale of Energy to the National Interconnected System		**1.032**	**264**
NUMBER OF CLIENTS	**Num.**	**1.199.805**	**1.186.699**
Residential		1.018.810	1.008.336
Industrial		9.837	9.784
General		163.172	160.783
Government /Public Lighting		7.986	7.796
TOTAL LOSSES (Twelve-month moving average)	%	17,69	16,88
TOTAL OUTAGE TIME (T.T.A.)	minutes	331	344

- The variation in installed generation capacity is due to the decommissioning of a 11.25 MW unit in the Ricardo Zuloaga Generator Complex. This Unit began commercial operation in 1951.

- The variation in the technical losses is due to a change in the calculation methodology, as well as, the country's social and economic situation. The Company has intensified its non-technical reduction losses program in order to bring it to an acceptable level.

#82-4896



La Electricidad de Caracas

una empresa AES

Informe Anual, 2002

I. REPORTE A LOS ACCIONISTAS

Resultados del año 2002

C.A. La Electricidad de Caracas y Compañías Filiales (EDC) anunció sus resultados al 31 de diciembre del 2002.

La utilidad operativa antes de depreciación obtenida por la EDC al cierre del año 2002, fue de Bs. 360,3 millardos, lo que representa una disminución de 2,3% con respecto al año anterior. Este resultado es atribuible, principalmente, al rezago en el ajuste de las tarifas de 12,7% con respecto a la inflación; y a la caída en el consumo del servicio eléctrico que pasó de 10.220 GWh en 2001 a 9.694 GWh en 2002 .

La EDC logró reducir el impacto de la coyuntura macroeconómica adversa mediante la ejecución de un programa de reducción de gastos operativos del orden de 59 millardos de bolívares, el cual representó una disminución de costos operativos de 22% en comparación con 2001.

Como resultado de la adquisición de instrumentos de cobertura de riesgo cambiario, la EDC logró reducir en 57 millardos de bolívares el impacto de la devaluación del bolívar frente al dólar.

A continuación se presenta un resumen de estos resultados así como las actividades desarrolladas durante el año.

Resumen de resultados

	EDC	
En Millones de Bolivares constantes	**Ene-Dic 02**	**Ene-Dic 01**
Ingresos de Operación	737.397	773.752
Compras de Energia / Combustible	(169.534)	(138.400)
Gastos de Operación	(207.529)	(266.534)
EBITDA	**360.334**	**368.818**
Margen EBITDA	**48,87%**	**47,67%**
Utilidad sin efecto de Devaluación	**56.853**	**99.864**
Incluyendo el efecto:		
Diferencia en Cambio	(109.996)	(10.620)
Utilidad (Pérdida) Neta	**(53.143)**	**89.244**

- La devaluación del bolívar frente al dólar fue de 85%.
- El aumento del combustible fue de 34,3% y 14,8%, en el caso del fuel oil y el gas, respectivamente.

- La EDC mantuvo instrumentos de cobertura de riesgo de tasa de interés con instituciones multilaterales y con la banca internacional por un monto de US$ 225 millones. Adicionalmente, mantuvo instrumentos de cobertura de riesgo cambiario con la banca internacional por US$ 150 millones y EUR 100 millones.
- Las ventas de energía al Sistema Interconectado Nacional ascendieron a US$ 30 millones.
- La EDC recuperó US$ 19 millones remanentes de la cobertura de seguros internacionales por los siniestros relacionados con las inundaciones de Vargas.

Disminuye deuda financiera

- En 2002, el total de la deuda financiera de la EDC expresada en dólares, experimentó una disminución de 29% y se ubicó en US$ 776 millones. La deuda denominada en moneda extranjera, principalmente en dólares estadounidenses y Euros se ubicó en US$ 628,5 millones, mientras que la diferencia es la deuda expresada en bolívares.
- El costo promedio ponderado del total de la deuda para 2002 fue de 13,95%. El costo promedio de la deuda en moneda extranjera fue de 7,27%, y el de la denominada en bolívares fue de 35,18%.

Financiamiento externo

La confianza de los mercados financieros en la EDC se evidencia en las siguientes operaciones de financiamiento externo:

- Un préstamo del US Eximbank por US$ 25 millones para la adquisición de equipos y materiales de las áreas de generación, transmisión, distribución y de atención al cliente.
- Préstamos de la banca internacional por US$ 23 millones.
- Refinanciamientos con la banca nacional e internacional por US$ 438 millones.

Cobertura de Riesgo Cambiario

La EDC mantuvo su estrategia de cobertura de riesgo cambiario mediante la utilización de instrumentos derivados, lo cual redujo en Bs. 57 millardos el impacto de la devaluación del bolívar en los resultados de la compañía.

- Para el tercer trimestre se extendió hasta 2004 una operación de "Swap" por US$/EUR 100 millones.
- Se contrató un "Forward" por US$ 150 millones con vencimiento en 2004. Con base en el valor de mercado de este instrumento, se obtuvo un anticipo por US$40 millones durante el cuarto trimestre de 2002, el cual se presenta neto en los balances generales al 31 de diciembre de 2002.

Cobertura de tasa de interés

La compañía mantuvo su estrategia de cobertura de riesgo de permutas de tasa de interés con organismos multilaterales y banca internacional por la cantidad de US$ 225 millones con vencimientos a 2004.

Control de Costos

A pesar del entorno macroeconómico adverso, la EDC reforzó su programa de reducción de costos e incremento de la eficiencia operativa que permitió una reducción de gastos operativos de 22,2% —excluyendo compras de energía y combustible—, en comparación con igual período de 2001. Este porcentaje equivale a reducción de gastos de Bs. 59 millardos.

	EDC	
En Millones de Bolivares constantes	**Ene-Dic 02**	**Ene-Dic 01**
Generación	28.237	23.420
Transmisión y Distribución	78.696	84.226
Comercialización y Administrativos	100.596	158.888
Total Gastos de Operación	**207.529**	**266.534**

Resumen de Actividades

Régimen Tarifario y Marco Regulatorio

- El 1ero de enero de 2002, las tarifas fueron ajustadas en 3,02%, de acuerdo con lo establecido en la Resolución Conjunta de los Ministerios de Energía y Minas (MEM) y de la Producción y el Comercio (MPC), publicada en Gaceta Oficial N° 5.540 Extraordinario. Adicionalmente, el 23/01/2002 las tarifas fueron ajustadas en 0,34% debido a la aplicación del Factor de Ajuste de Precios (FAP), que tiene por objeto mantener las tarifas en términos reales y reflejar los cambios ocurridos en las variables macroeconómicas (tipo de cambio, inflación interna y externa).
- El 4 de abril fue publicada una nueva Resolución Conjunta del MEM y el MPC que estableció un ajuste adicional promedio de 7,5%.
- Como resultado de la aplicación del pliego tarifario vigente, publicado en la Gaceta Oficial N° 37.415, durante el tercer trimestre se efectuó el ajuste de tarifas eléctricas a usuarios finales. El valor resultante del FAP implicó un incremento del 14,09 % para todas las tarifas de la empresa, con excepción del Servicio Residencial Social, a quienes no se le aplica este ajuste según lo indica la propia Gaceta.

Tarifas vigentes por sector: (EDC, CALEV Y ELEGGUA)

Tipo de Servicio	Bs./kWh promedio
Residencial	**71,1**
General	**70,0**
Industrial	**51,6**
Alumbrado Público y Sector Oficial	**59,9**
Promedio	**65,9**

No se incluyen los costos por patente y CACE

Aporte de Energía al Sistema Interconectado Nacional (SIN)

Durante 2002, la EDC contribuyó a la preservación de los niveles de agua de la Represa del Guri, al aportar 1.032 Gigavatios hora al Sistema Interconectado Nacional (SIN), en comparación con los 264 Gigavatios hora en 2001. Este total de energía es equivalente al consumo eléctrico anual combinado de ciudades como Barcelona y Puerto La Cruz o más de dos metros en el nivel de agua de la represa.

La capacidad instalada de generación de la EDC es de 2.316 megavatios y la demanda máxima de su área servida se ubica alrededor de los 1.977 megavatios.

Nueva plataforma de atención comercial

Con el objetivo de mejorar los estándares del servicio comercial e igualmente ofrecer más y mejores servicios, EDC renovó su plataforma de atención comercial con el apoyo de la tecnología SAP, lo que la convirtió en pionera en Latinoamérica en el uso del módulo de "Costumer Care Service". Este sistema, brinda la oportunidad de contar con mayor información para crear y poner a disposición productos y servicios novedosos para sus clientes. El costo de esta inversión fue de 12 millones de dólares.

La Mejor Empresa de Servicio Público

Para atender con mayor eficiencia las necesidades de su clientela, la EDC organizó sus actividades comerciales por tipos de cliente. Así mismo, a principios del primer semestre se hizo una encuesta entre clientes residenciales y clientes pequeños y medianos tanto industriales como comerciales. Los resultados de la encuesta, realizada por Gallup, indican que la EDC es percibida como la mejor empresa de servicio público en Venezuela. A continuación la representación gráfica de los resultados.

¿Cuál es la mejor empresa de servicio público en Venezuela?



63
63
Telecomunicaciones
11
23
Gas
10
Agua
7
4
Aseo
4
2
0
10
20
30
40
50
60
70
80
%
PYMIC
Residencial

Centro de Atención Telefónica

De cara a la modernización de la plataforma comercial, en julio se implementó la primera fase del proceso de automatización del Centro de Contacto Integral de EDC. En esta primera fase, los usuarios de los servicios de electricidad y aseo urbano, a través, del diálogo automatizado podrán solicitar saldos, formas de pago y otra información comercial. Así mismo, el sistema permite clasificar las llamadas para que, de ser necesario, los clientes sean atendidos por un grupo de agentes expertos.

Plan de Automatización de la Red Aérea de Distribución

A través del plan de automatización de la red aérea de distribución, la EDC invirtió más de US$ 5,7 millones en la instalación de equipos reconectadores de alta tecnología que permiten la comunicación y control a distancia de los mismos. Para el cierre de 2002, 112 de estos equipos estaba en operación, lo que impactó favorablemente la calidad del servicio a los clientes, al reducir los tiempos de atención en averías y de localización de fallas en la red de distribución en zonas alejadas de los centros poblados o de difícil acceso.

Dividendos

El 18 de abril la EDC pagó un dividendo ordinario en efectivo de Bs. 17,50 por acción (Bs.875,00 por ADR) a los accionistas inscritos en los libros al 12 de abril de ese mismo año.

Responsabilidad Social

Cambios en Positivo

A fin de aumentar la confiabilidad y seguridad del servicio eléctrico, la EDC viene implementando desde 2001 un programa de sustitución de 2.700 interruptores en aceite por interruptores en vacío. El costo de esta inversión para el año 2002 es de US$ 24 millones. Al cierre del año han sido sustituidos un total de 2.422 interruptores.

Programa Integral Educativo

Durante 2002 la EDC continuó con el Plan Integral de Educación Comunitaria sobre Prevención y Seguridad en Instalaciones Eléctricas, el cual viene desarrollando desde octubre de 2001. Este plan tiene por objeto minimizar el riesgo de ocurrencia de accidentes en la comunidad, crear conciencia sobre el valor de la energía eléctrica y la importancia de su uso racional, así como promover el desarrollo de proyectos comunitarios.

Efectos del paro cívico nacional

Durante el mes de diciembre, en el cual se realizó un paro cívico nacional, la EDC ejecutó con éxito un plan de contingencia que le permitió garantizar la continuidad del servicio a todos sus clientes. Este plan incluyó gestiones para asegurar el suministro de combustibles a sus plantas de generación; el despliegue de cuadrillas de atención de averías en toda el área servida; así como la implementación de guardias especiales que permitieron reducir oportunamente los tiempos de reestablecimiento del servicio. La atención a clientes en horario especial en las oficinas comerciales y la flexibilización de los plazos de pago por el servicio, demostraron el compromiso de la EDC con sus suscriptores.

Eventos subsecuentes

Programa de Contingencia 2003

A raíz de la coyuntura económica por la cual atraviesa el país, la EDC decidió implementar el Programa de Contingencia 2003. Este programa está orientado a incrementar la eficiencia operativa, sin afectar la calidad del servicio y atención al cliente y se resume en: concentración en la recuperación de las cuentas por cobrar; profundización de la reducción de costos operativos; reducción de pérdidas no técnicas;

uso eficiente de los inventarios; optimización de la mano de obra propia; refinanciamiento de la deuda financiera de la Compañía; racionalización de las inversiones de capital.

Nuevo Régimen Cambiario

El 5 de febrero de 2003, el Ejecutivo decretó un régimen de control de cambio (Gaceta Oficial N° 37.625). Se fijó un tipo de cambio de Bs1.596/US$ para la compra y de Bs1.600 /US$ para la venta. Además se creó la Comisión de Administración de Divisas (CADIVI), que tendrá a cargo la administración del nuevo régimen.

Nuevos Nombramientos:

Julián Nebreda quien se desempeñaba como Vicepresidente Ejecutivo de Finanzas de la EDC, fue designado por AES como Group Manager para la República Dominicana a partir del 6 de febrero de 2003. Como nuevo Vicepresidente Ejecutivo ha sido designado Manuel Pérez, quien lleva con la empresa más de cuatro años, tiempo en el cual se ha desempeñado como Gerente de Financiamiento y Tesorero Corporativo.

Así mismo, se reincorporó a Salomón Magán como Vicepresidente de Gestión del Negocio e igualmente se designó a Jesús Olivares como Vicepresidente de Distribución de Áreas Foráneas; a Amelia Crespo como Vicepresidenta de Atención al Entorno; a Juan Dupouy como Vicepresidente de Transmisión; y a Marco De la Rosa como Vicepresidente de Asuntos Regulatorios.

Los resultados presentados en este Informe no han sido auditados y han sido elaborados de acuerdo a los Principios de Contabilidad vigentes en Venezuela para empresas cuyos valores están registrados en la Comisión Nacional de Valores de Venezuela. Los mismos han sido ajustados para reflejar los efectos de la inflación siguiendo las normas antes mencionadas y están presentados en bolívares constantes al 31 de diciembre de 2002.

La tasa de cambio para el cierre del cuarto trimestre del 2002 fue 1.403,00 bolívares/US dólar, y el tipo de cambio promedio para el período fue de 1.167,54 bolívares/US dólar. El índice de precios al consumidor (IPC base 1997) para el cierre del cuarto trimestre de 2002 fue 303,46 y el IPC promedio para el período enero-diciembre fue de 268,63.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC), filial de AES Corporation, provee servicio eléctrico principalmente al área metropolitana de Caracas y es a su vez la empresa privada de servicio eléctrico más grande de Venezuela. Cada acción de EDC se transa en la Bolsa de Valores de Caracas en conjunto con una acción de Corporación EDC, C.A. El American Depositary Receipt (ADR) del Grupo se negocia en los Estados Unidos en el mercado "over-the-counter", bajo el símbolo: "ELDAY".

AES principal accionista, es una compañía de electricidad líder a nivel mundial que efectúa negocios en el área de generación competitiva, distribución y suministro al detal de electricidad en 33 países.

AES es una empresa dedicada a suministrar electricidad a nivel mundial de forma socialmente responsable.

Agradeceremos dirigir sus preguntas o comentarios relacionados con este reporte a la atención de Relaciones con los Inversionistas, por correo electrónico: info@edc-ven,com

II. ESTADOS FINANCIEROS

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
ESTADOS CONSOLIDADOS DE GANANCIAS Y PERDIDAS

(Basado en estados financieros no auditados y expresados en millones de bolívares constantes al 31 de diciembre de 2002)

	2001 Ene-Dic Bs	2002 1er Trim Bs	2002 2do Trim Bs	2002 3er Trim Bs.	2002 4to Trim Bs.	2002 Ene-Dic Bs	2002 Ene-Dic US$
Ingresos de Operación	773.752	181.532	186.188	182.160	187.517	737.397	525,59
Gastos de Operación	(404.934)	(86.957)	(101.572)	(98.849)	(89.685)	(377.063)	(268,75)
EBITDA	**368.818**	**94.575**	**84.615**	**83.311**	**97.833**	**360.334**	**256,83**
MARGEN EBITDA	**47,67%**	**52,10%**	**45,45%**	**45,73%**	**52,17%**	**48,87%**	**48,87%**
Depreciación y Amortización	(220.182)	(57.130)	(56.927)	(56.951)	(55.358)	(226.365)	(161,34)
EBIT	**148.636**	**37.445**	**27.689**	**26.360**	**42.475**	**133.969**	**95,49**
MARGEN EBIT	**19,21%**	**20,63%**	**14,87%**	**14,47%**	**22,65%**	**18,17%**	**18,17%**
Otros Ingresos y (Gastos) Neto	16.289	1.359	(12.426)	387	(13.114)	(23.794)	(16,96)
Intereses y Gastos Financieros	(151.197)	(55.648)	(42.886)	(65.639)	(42.822)	(206.995)	(147,54)
Intereses Ganados	60.449	25.405	9.091	28.824	(5.080)	58.240	41,51
Instrumentos Derivativos	1.626		6.284	3.256	(1.830)	7.711	5,50
Diferencia en Cambio Neta	(10.620)	(72.472)	(27.393)	5.434	(15.566)	(109.996)	(78,40)
UTILIDAD (PERDIDA) ANTES DEL REI, PROVISIÓN PARA IMPUESTOS, INTERÉS MINORITARIO Y PARTICIPACIÓN CIAS AFILIADAS	**65.183**	**(63.911)**	**(39.641)**	**(1.377)**	**(35.936)**	**(140.865)**	**(100)**
Resultado por Exposición a la Inflación	36.832	35.856	8.222	33.942	13.678	91.698	65,36
Provisión para Impuesto	(13.890)	(3.143)	(11.528)	(5.137)	15.821	(3.987)	(2,84)
Interés Minoritario y Participación en Cías Afiliadas	1.119	-	3	1	7	11	0,01
UTILIDAD (PÉRDIDA) NETA	**89.244**	**(31.198)**	**(42.944)**	**27.429**	**(6.430)**	**(53.143)**	**(37,88)**
MARGEN UTILIDAD NETA	**11,53%**	**-17,19%**	**-23,06%**	**15,06%**	**-3,43%**	**-7,21%**	**-7,21%**
UTILIDAD (PÉRDIDA) NETA POR ACCIÓN	28,57	(9,99)	(13,75)	8,78	(2,06)	(17,01)	(0,012)
UTILIDAD (PÉRDIDA) NETA POR ADR	1.428,36	(499,33)	(687,32)	439,01	(102,91)	(850,56)	(0,606)
ACCIONES EN CIRCULACIÓN (Millones) *	3.124	3.124	3.124	3.124	3.124	3.124	3.124

* Promedio ponderado 12 meses

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
BALANCES GENERALES CONSOLIDADOS

(Basado en estados financieros no auditados y expresados en millones de bolivares constantes al 31 de diciembre de 2002)

	2001 31 Diciembre	2002 31 Diciembre
ACTIVO		
Activo Circulante	788.054	**861.923**
Efectivo y Equivalentes de Efectivo	135.804	**290.217**
Propiedades, Planta y Equipos, neto	2.579.567	**2.443.194**
Inversiones	33.924	**54.670**
Cuentas por Cobrar a Largo Plazo	48.201	**43.862**
Activos Intangibles y Cargos Diferidos	9.411	**5.373**
Total Activo	**3.459.157**	**3.409.022**
PASIVO Y PATRIMONIO		
Pasivo Circulante	577.923	**627.539**
Préstamos y Sobregiros Bancarios	299.028	**211.408**
Porción Corriente Deuda LP	123.583	**185.112**
Deuda a Largo Plazo	651.440	**692.756**
Otros Pasivos	96.241	**87.979**
Intereses Minoritarios	286	**161**
Patrimonio	2.133.267	**2.000.587**
Total Pasivo y Patrimonio	**3.459.157**	**3.409.022**
Activo Circulante / Pasivo Circulante	1,36	**1,37**
Deuda Financiera C P / Deuda L P	0,65	**0,57**
Patrimonio / Activo Total	61,67%	**58,69%**
Deuda Financiera / Capitalización Total	33,49%	**35,25%**

III. ASPECTOS TECNICOS

	Unidad	Ene-Dic 2002	Ene-Dic 2001
CAPACIDAD INSTALADA	**MW**	**2.316**	**2.341**
GENERACIÓN Y COMPRA DE ENERGIA NETA	**GWh**		
GENERACION BRUTA		13.047	11.392
ENERGIA COMPRADA		335	1.179
CONSUMO INTERNO Y PÉRDIDAS		(2.656)	(2.087)
TOTAL ENERGIA VENDIDA		**10.726**	**10.484**
QUE SE DISTRIBUYE COMO SIGUE:	**GWh**	**10.726**	**10.484**
Residencial		3.449	3.649
Industrial		1.879	2.024
General		3.528	3.648
Oficial /Alumbrado Público		838	899
Total area servida		**9.694**	**10.220**
Energia Vendida al Sistema Interconectado Nacional		**1.032**	**264**
NUMERO DE CLIENTES (SUMINISTROS)	**Num.**	**1.199.805**	**1.186.699**
Residencial		1.018.810	1.008.336
Industrial		9.837	9.784
General		163.172	160.783
Oficial /Alumbrado Público		7.986	7.796
PÉRDIDAS TOTALES (Promedio móvil doce meses)	**%**	17,69	16,88
TIEMPO TOTAL ANUAL DE INTERRUPCIÓN (T.T.A.)	**min.**	331	344

- La variación en la capacidad instalada de generación obedece a la desincorporación por obsolescencia de la unidad 11, 25MW, del Complejo Generador Ricardo Zuloaga. Esta unidad fue incorporada a la capacidad de generación en el año 1951.
- La variación en la pérdidas técnicas obedece a un cambio en la metodología para su cálculo, así como también, al impacto de la situación socio-económica del país. Durante el año la empresa ha intensificado su programa de reducción de pérdidas no técnicas, a fin de llevarlas a niveles adecuados.


La Electricidad de Caracas



Durante el año 2002

DEVALUACIÓN AFECTÓ RESULTADOS DE LA ELECTRICIDAD DE CARACAS

(Caracas, 17 de febrero de 2003) La devaluación del bolívar, la caída de la demanda de energía eléctrica, el aumento de los precios del combustible y el rezago en el ajuste de las tarifas del servicio, afectaron los resultados financieros de la C.A. La Electricidad de Caracas (EDC) en 2002.

Así lo expresó el vicepresidente de Finanzas de la compañía, Manuel Pérez, quien explicó que la EDC logró reducir el impacto adverso de la coyuntura macroeconómica mediante la ejecución de un programa de reducción de gastos operativos del orden de 59 millardos de bolívares, el cual representó una disminución de costos operativos de 22% en comparación con 2001.

Así mismo, como resultado de la adquisición de instrumentos de cobertura de riesgo cambiario, la EDC logró reducir en 57 millardos de bolívares el impacto de la devaluación del bolívar frente al dólar.

En 2002, la EDC profundizó sus programas de racionalización de inventarios y venta de activos no medulares que, entre otros, contribuyeron a que los resultados financieros de la empresa se encuentren dentro de las expectativas.

"Durante el ejercicio fiscal 2002, la EDC registró una utilidad en operaciones de 360 millardos de bolívares y una pérdida neta de 53 millardos de bolívares", dijo Manuel Pérez, quien agregó que la compañía redujo en 29% su deuda financiera. Al término de 2002, el total de la deuda de la EDC se ubicó en 776 millones de dólares.

Durante el período, la EDC contribuyó significativamente a la preservación de los niveles de agua de la Represa del Guri al aportar alrededor de un millón de megavatios hora al Sistema Interconectado Nacional. Este aporte equivale al consumo combinado de energía eléctrica de ciudades como Barcelona y Puerto La Cruz o más de dos metros en el nivel de agua de la represa.

Además, la EDC dio continuidad a sus programas de inversión por más de 56 millones de dólares, para la mejora y mantenimiento de la red de distribución; prevención y seguridad; así como la renovación de la plataforma de atención al cliente mediante la adquisición de tecnología SAP para ofrecer más y mejores servicios comerciales.

Al destacar el compromiso de la empresa con las comunidades a las que sirve y con el país, Manuel Pérez dijo que en 2002 la EDC continuó ejecutando el Plan Integral de Educación Comunitaria sobre Prevención y Seguridad en Instalaciones Eléctricas, y amplió su participación en iniciativas sociales a través del Dividendo Voluntario para la Comunidad.

"Estamos comprometidos con Venezuela, somos una empresa que busca la excelencia para satisfacer las necesidades de nuestros clientes y de las comunidades a las que servimos", concluyó el vicepresidente de Finanzas de la EDC.

#82-4896


La Electricidad de Caracas
una empresa
AES

In 2002

DEVALUATION OF THE BOLIVAR HAD AN IMPACT ON ELECTRICIDAD DE CARACAS RESULTS

(Caracas, February 17, 2003) According to Manuel Pérez, EDC Chief Financial Officer, the devaluation of the bolivar, a drop in the demand of electric energy, as well as an increase in fuel prices and a the delay in electrical tariff increases had a negative impact on C.A. La Electricidad de Caracas (EDC) 2002 Financial Results.

Pérez expressed that EDC managed to mitigate the impact of a difficult economic environment by executing a cost reduction plan, thus reducing operating expenses by Bs. 59 billion, a 22% improvement when compared to 2001.

Also, as a result of the purchase of currency hedging instruments, EDC was able to cushion the impact of the bolivar's devaluation with respect to the US dollar by Bs. 57 billion.

In 2002 EDC strengthened its inventory rationalization program, as well as the sales of non-core assets. These, among other measures, contributed to keeping the company's financial results within expectations.

"In the 2002 fiscal period, EDC recorded Bs. 360 billion in operating income and a net loss of Bs. 53 billion," said Perez. He added that the company reduced its financial debt by 29%. At yearend 2002, EDC's total debt stood at US$ 776 million.

During this period, EDC significantly helped to preserve Guri Dam water levels by contributing approximately one million MWh to the National Interconnected System or countrywide grid, an amount equivalent to the combined demand of the cities of Barcelona and Puerto La Cruz or more than two meters on Guri's water level.

In addition, EDC continued to improve and maintain its distribution network, renew its customer service platform through the implementation of SAP technology and enhance prevention and safety by investing over US$ 56 million.

Highlighting the company's ongoing commitment to the communities it serves and with the country as a whole, Pérez mentioned that EDC kept on executing its Comprehensive Community Education Plan on Prevention and Safety in the use of electricity and increased its participation in social initiatives through the *Dividendo Voluntario para la Comunidad*, a member of United Way.

"EDC is committed to Venezuela. We are a company that strives for excellence in order to satisfy the needs of our customers and the communities we serve," concluded the EDC CFO.


La Electricidad de Caracas
una empresa 

First Quarter 2003

C.A. La Electricidad de Caracas & Subsidiaries Announces The First Quarter 2003 Results

During the first quarter of 2003, EDC's Net Losses amounted to Bs. 25.6 billion, in spite of an EBITDA of Bs.109.1 billion and an EBITDA Margin of 57.27%, as a consequence of the economic instability in the country and an estimated more than a 30% economic contraction by the end of the quarter of 2003.

Highlights

- Net Losses stood at Bs. 25.6 billion, a 25.09% reduction with respect to the previous year.
- Total Operating Expenses reflected a 12.6% decrease with respect to the same period of the previous year, standing at Bs. 49.2 billion for the quarter.
- EBITDA increased 5.5% with respect to the first quarter of the previous year, standing at Bs.109.1 billion.
- EBITDA margin was 57.2%, 9.9% higher than the same period in the previous year.
- Operating Profits reached Bs. 48.7 billion, an 18.9% increase with respect to the same period in the previous year.
- Hedging instruments totaled Bs.22.6 billion.
- Total Debt dropped 28% (US$743 million) with respect to the same period in the previous year
- Roll Over for US$128 million
- New financing for US$27.5 million
- The Energy demand reached 2,206 GWh
- The number of clients totaled 1,202,058

External Factors impacting on EDC results

- General Strike (Dec 2, 2002 thru Feb.3, 2003)
- Oil production totaled 2,305 bpd by the end of the first quarter (Source: www.OPEC.org)
- Contraction in economic activity is estimated at over 30% of the GDP
- A 14% devaluation of the bolivar
- A lag between the Wholesale Price Index (64%) and the Consumer Price Index (35%) (annualized)
- Oil prices reached US$29 per barrel



La Electricidad de Caracas

una empresa AES

First Quarter 2003


Oil Production Trend
DECEMBER
JANUARY
FEBRUARY
MARCH
3.500
3.000
2.500
2.000
1.500
1.000
500
0
MBPD
3,030
1,607
25
1,562
AVG 1,025
AVG 737
AVG 1,857
AVG 2,736
Source: Ministry of Finance

Summary of Financial Statements

Operating Income dropped 4.04% during the first quarter of the year with respect to the same period of the previous year. This decrease stemmed from a 3.63 reduction in sales. Another factor was EDC's inability to contribute to the National Interconnected System (SIN) in compliance with the Ministry of Energy and Mines policy of preserving fuel after the Dec 2002-Feb 2003 general strike.

Operating Expenses decreased 12.6% (Bs.7.1 billion) with respect to the same period of the same year. This reduction was possible thanks to the cost-cutting strategy implemented by company management, which included the optimization of EDC's own resources and improved inventory management.

	EDC		
In millions of constant Bolivars	1Q 02	1Q 03	Var
Generation	6.256	7.623	21,85%
Transmission and Distribution	17.160	16.711	-2,62%
Comercialization and Administratives	32.861	24.854	-24,37%
Total Operating Expenses	**56.277**	**49.188**	**-12,60%**

Fuel & Energy Purchases decreased 17.03% with respect to the first quarter of 2002 as a result of a freeze in fuel prices, a drop in energy demand, an improvement in the fuel mix and the application of the Ministry of Energy and Mines liquid-fuel-preserving policy.

EBITDA was up 5.50 % as compared to the first quarter of 2002, standing at Bs.109.1 billion, thanks to the strategies implemented by management (i.e focusing on free cash flow and business management).

EBITDA Margin stood at 57.27%, a 9.9% improvement in this index.


58,00%
56,00%
54,00%
52,00%
50,00%
48,00%
46,00%
44,00%
52,10%
45,45%
45,73%
52,17%
57,27%
1Q 02
2Q 02
3Q 02
4Q 02
1Q 03

Net Profit (Loss) for the first quarter of this year stood at (Bs.25.6 billion), a 25.09% increase with respect to the same period of 2002. This rise was due mainly to a Bs.86.15 million exchange difference -compensated by the acquisition of exchange rate hedging instruments-, an acceleration of cost-reduction programs and a rationalization of inventory.



La Electricidad de Caracas

una empresa 

Summary of Financial Strategy

EDC continues to successfully implement its financial plan by securing new financing for a total of US$ 27.5 million (US$ 20 million with local banks and US$ 7.5 million with bilateral organizations)

In addition, there was a roll over of US$ 128 million, 70.31% of which are loaned by local banks in local currency, and 29.69% are loaned by international banks.


External Banks 7%
Local Market 7%
Local Banks 15%
Bilaterals 7%
External Market 37%
Multilateral 27%

The weighted average cost of the total debt for the first quarter of 2003 was 11.79%. The average cost for debt in foreign currency was 7.79%, while the cost of the debt in bolivars was 33.79%.


Variable 35%
Fixed 65%

Payment of US$33 million was made to Multilateral Organizations.

Exchange Rate Hedging Instruments

EDC continues to implement its exchange rate risk hedging strategy by using derivative instruments. The company has a Swap (EUR/US$) for EUR 100 million, which will mature in 2004. In addition, the company maintains a Forward of US$150 million to try to cover the risk of potential devaluation of the bolivar against the US dollar. This Forward is set at a fixed exchange rate of Bs.1051/US$, at 94.75% of the market lending rate plus 1.75%, and will mature in 2004.

The derivative hedging instruments reduced the impact of devaluation on first quarter 2003 results by Bs. 17.4 billion.



La Electricidad de Caracas

una empresa 

First Quarter 2003

Tariff Regime

- End-user tariffs (except for the Social Residential Service) were increased during the first quarter 2003according to Official Gazette N° 37.415 of 04/03/2002. The application of the Price Adjustment Factor (FAP) led to a 26% tariff increase for EDC, CALEV and ELEGGUA, and 11.8% for CALEY
- In order to mitigate the impact of tariff increases on our customers' billing, they were applied gradually: 15% in January, 6% in February and 5% in March for EDC-CALEV-ELEGGUA, and 7% in January and 4.8% in February for CALEY.
- Average prices as a result of the tariff in force as of today:

Applicable on: EDC, CALEV & ELEGGUA

Type of Service	Bs./kWh average
Residential	90.7
General	89.7
Industrial	66.8
Public Lighting & Official Sector	77.8
Average	84.6

Patent and CACE costs are not included

Applicable on: CALEY

Type of Service	Bs./kWh average
Residential	69.5
General	64.5
Industrial	68.5
Public Lighting & Official Sector	16.7
Average	63.7

Business Development

GENERATION

In the first quarter, EDC bought 150 GWh to the National Interconnected System (SIN) in compliance with the Ministry of Energy and Mines liquid fuel-saving policy.

In April, EDC will start contributing to preserve the Guri Dam's water levels by supplying 40 GWh to the National Interconnected System.

Unit CRZ #9 is currently undergoing repair and maintenance work. Once the unit starts to operate, we will have 400 MW of additional generation capacity.

La Raisa Generation Plant Investment

With the aim of increasing the amount of reliable generation capacity for the Greater Caracas area and in accordance with the company's generation plant renewal policy, EDC is purchasing two 100-MW SW 501DS gas turbines to be used in a simple cycle generation plant. The equipment will be installed in an EDC-owned plot of land located 40 Km southeast of Caracas, with easy access to the interconnection point with the system and to the natural gas pipeline. This investment will total US$55 million.

These turbines will enhance EDC's ability to supply energy into the National Interconnected System (SIN).

TRANSMISSION & DISTRIBUTION

Energy consumption for Electricidad de Caracas & its affiliates stood at 2,206 GWh during the first quarter of this year. However, energy sales (excluding energy contributions to the National Interconnected System SIN) dropped 3.6% with respect to the same period of the previous year as a result of the general strike during December 2002-February 2003 and an estimated 30%+ contraction in the economy.

Total EDC's (technical and non-technical) energy losses decreased by 17-05% and 16.9%, respectively, for the first quarter of 2003, as compared to the same period in 2002.

In order to reduce non-technical losses, EDC implemented a loss-reduction plan that includes optimizing the commercial cycle by implementing policies and procedures to guarantee collections, installations, readings, cuttings and re-connections of the service. This program goes hand in hand with work on the network, evaluation of the various state-of-the-art technologies and actions developed by other companies to prevent fraud, and a TV. Radio and press campaign aimed at informing on and preventing electrical fraud.



La Electricidad de Caracas

una empresa AES

By the end of the first quarter of 2003, there has been a 22% decrease in the monthly moving average of duration of interruptions **(SAIDI)**, which stands at 20.09 minutes. With respect to the Annual Total Interruption Time **(TTA)**, this index dropped 14.13% with respect to the first quarter of 2002, standing at 316 minutes. These decreases are mainly due to the combined effect of a more efficient use of resources and the automation of the distribution network, minimizing the time used to locate damages and improving customer service.

Total Average Interruption Time (TTA)


Minutes
Good
380
370
360
350
340
330
320
310
300
368
369
356
331
316
Mar 02
Jun 02
Sep 02
Dec 02
Mar 03

System Average Interruption Duration Index (SAIDI)


Minutes
Good
27,00
25,00
23,00
21,00
19,00
17,00
15,00
25,66
23,79
23,12
20,72
20,09
Mar 02
Jun 02
Sep 02
Dec 02
Mar 03

As far as the Service Claim Attention Time Yearly Average (**TAR),** it stood at 130 minutes, a 41-minute (32%) decrease with respect to the previous year. This decrease is mainly derived from a drop in the number of claims resulting from maintenance activities concentrated in the areas of greater incidence, as well as from better administration of resources.

The Monthly Interruption Frequency Moving Average (**SAIFI**) stood at 0.81, a 0.47 decrease with respect to the previous year. This increase is directly related to the March 5 failure that affected the Tacoa-Boyaca #1 line. (More details on Page 11)

Claims Attention Time (TAR)


Minutes
Good
180
170
160
150
140
130
120
110
100
171
166
152
133
130
Mar 02
Jun 02
Sep 02
Dec 02
Mar 03

System Average Interruption Frequency Index (SAIFI)


Good
0,90
0,80
0,70
0,60
0,50
0,40
0,30
0,20
0,10
0,00
0,34
0,29
0,3
0,28
0,81
Mar 02
Jun 02
Sep 02
Dec 02
Mar 03

RETAIL

EDC has improved its customer service through the Call Center. Of all the calls answered, 95% were attended in less than 30 seconds, for an average 260,000 calls per month


GOAL
% of phone calls answered in less than ½ minute
Phone calls
Service Level
Incoming Calls (000)
95
85
75
65
55
45
35
25
290
270
250
230
210
190
170
150
130
110
Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar
Month

For this quarter, the time used in attending customers in both the commercial offices and the Call Center attained the target levels set by the company. The average time people have to wait in commercial offices is 15 minutes, while the average time spent waiting to pay your bill stood at 9 minutes in commercial offices.
EDC set the goal of reducing transaction unit costs as one of its objectives.


Collection
Claim
Claim goal
Collection goal
Minutes
35:00
30:00
25:00
20:00
15:00
10:00
05:00
00:00
02/10 - 02/14
02/17 - 02/21
02/24 - 02/28
03/10 - 03/14
03/17 - 03/21
03/24 - 03/28
Weeks

EDC residential customers represent 84% (1,202,058 customers as of March 31, 2003) of the total, a 2% *increase with respect to the same period in 2002.*


8.003
Street
/Lighting and
Govermment
1%
163.319
General
14%
9.859
Industrial
1%
Residential
84%
1.020.877


La Electricidad de Caracas

una empresa 

As of March 31, 2003, energy consumption totaled 2206 GWh, 72% of which corresponds to residential and general customers.



191
Street
/Lighting &
Government
9%
779
Residential
35%
809
General
37%
Industrial
19%
427

The effectiveness of collections stood at 1.12 as a result of the accounts receivable recovery plan.



%
Good
0,95
1,22
1,01
0,56
1,12
1,3
1,2
1,1
1
0,9
0,8
0,7
0,6
0,5
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03

Safety for EDC employees

The Company has continued to enhance its strategic plan designed to improve the protection and safety program for its employees. This is reflected in the Lost Time Accidents indicator.



120
100
80
60
40
20
0
105
73
23
21
6
1999
2000
2001
2002
Mar-03
Lost Time Accidents

Annual Shareholders Meeting

The Annual Shareholders Meeting held on March 31st, 2003, approved the following items:

- EDC Financial Statements for the 2002 fiscal year.
- Appointment of the new board of directors for 2003-2004. Most of the principal and alternate directors were ratified. Julian Nebreda was appointed principal director, and Jeffrey Safford and Joseph Brandt were appointed alternate directors.
- Issue of commercial papers for a total of Bs.200 billion or its equivalent in foreign currency.
- Issue of bonds, obligations and other securities for up to Bs.100 billion or its equivalent in foreign currency.
- Election of the main internal auditors and their alternates for 2003-2004.

Events

Exchange Control Regime (CADIVI)

On February 5, 2003, the National Executive and the Venezuelan Central Bank entered into exchange conventions No. 1, 2 and 3, which establish the Foreign Currency Administration Regime, the exchange rate that will govern the operations included in the aforementioned conventions under Official Gazette No. 37,625. Among other aspects, the conventions stipulate that:

a) The Venezuelan Central Bank shall centralize the purchase and sale of foreign currency in the country under the terms of the conventions already signed or to be signed.

b) The Foreign Currency Administration Commission (CADIVI) was created to coordinate, administer, control and establish the requirements, procedures and restrictions for the execution of these conventions.

c) At the time in which the aforementioned conventions entered into effect, the exchange rate was fixed at Bs. 1596/US$ for purchases and Bs.1600/US$ for sales.

CADIVI has granted EDC the customs codes for some of the imported materials needed for its operations, as well as the corresponding importer registration.

El Avila Forest Fire affects 230Kv line

On March 5th, a forest fire raged through the El Avila National Park, located in the capital district. The fire caused the tripping of the 230Kv line in the Tacoa – Boyaca # 1 area. As a result, the protection systems of the generation units were activated, leaving 75% of the Greater Caracas without electricity at 1:30 pm. Twenty-one minutes later, 65% of the service was reestablished.

Social Responsibility

Comprehensive Educational Program

- The Comprehensive Community Education Plan on Prevention and Safety regarding Electrical Installations continued to be implemented during the first quarter of this year. The aim of this plan is to minimize the risk of accidents and create awareness on the value of electrical energy and the need of a more rational use of electricity.
- During the first quarter of 2003, EDC invested Bs.250 million in supporting educational and church institutions, as well as non-governmental organizations.

The results presented in this report have not been audited and were derived according to the Accounting Principles currently in force in Venezuela for companies whose securities are registered with the Venezuelan National Securities Commission of Venezuela. These results have been adjusted to reflect the effects of inflation according to the aforementioned accounting standards and are presented in bolivars as stated on March 31, 2003.

The exchange rate at the closing of the first quarter of 2003 was 1.600,00 bolivars per US dollar and the average exchange rate was 1.644,25 bolivars per US dollar. The 1997-based IPC (Consumer Price Index) for the end of the first quarter of 2003 was 331,97 and the average IPC for the January-March period of that same year was 324,57.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC) is an AES Corporation affiliate. EDC provides electricity mainly to the Caracas Metropolitan Area and is the largest private utility in Venezuela. Each share of EDC is transacted in the Bolsa de Valores de Caracas (Caracas Stock Exchange) jointly with one share of Corporación EDC, C.A. The Group's American Depositary Receipts (ADRs) are dealt in U.S. "over-the-counter" market under the symbol "ELDAY."

AES, EDC's main stockowner, is a world leading power supply company that focuses on the business of competitive generation, distribution and retail supply of electricity in 40 countries.

AES is a company dedicated to supplying electricity at a global level in a socially responsible manner.

Please address any questions or comments related to this report to Investor Relations, at the following email address: edcinversionistas@aes.com



La Electricidad de Caracas

una empresa 

Financial Statements

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
CONSOLIDATED INCOME STATEMENT

(Based on unaudited financial statements and expressed in millions of constant bolivars as of March 31, 2003)

	1Q02 Bs	2Q02 Bs	3Q02 Bs	4Q02 Bs	1Q03 Bs	1Q03 US$	1Q02 Vs 1Q03
Operating Revenues	198.578	203.672	199.266	205.126	190.562	115,90	-4,04%
Operating Expenses	(95.123)	(111.111)	(108.132)	(98.107)	(81.419)	(49,52)	-14,41%
EBITDA	**103.455**	**92.561**	**91.134**	**107.020**	**109.143**	**66,38**	**5,50%**
EBITDA MARGIN	**52,10%**	**45,45%**	**45,73%**	**52,17%**	**57,27%**	**57,27%**	**9,94%**
Depreciation and Amortization	(62.494)	(62.272)	(62.299)	(60.556)	(60.450)	(36,76)	-3,27%
EBIT	**40.961**	**30.289**	**28.836**	**46.464**	**48.693**	**29,61**	**18,88%**
EBIT MARGIN	**20,63%**	**14,87%**	**14,47%**	**22,65%**	**25,55%**	**25,55%**	
Other Income and (Expenses),Net	1.486	(13.593)	424	(14.345)	(7.024)	(4,27)	
Interest and Financial Expenses	(60.873)	(46.913)	(71.803)	(46.843)	(51.250)	(31,17)	-15,81%
Interest Earned	27.791	9.945	31.531	(5.558)	13.322	8,10	-52,06%
Derivatives Instruments	-	6.874	3.562	(2.001)	22.621	13,76	
Net Exchange Gain (Loss)	(79.277)	(29.965)	5.945	(17.027)	(86.149)	(52,39)	8,67%
INCOME (LOSS)BEFORE TAXES, EXPOSURE TO INFLATION, MINORITY INTEREST AND EQUITY IN AFFILIATES	**(69.912)**	**(43.364)**	**(1.506)**	**(39.311)**	**(59.787)**	**(36,36)**	**-14,48%**
Result of Exposure to Inflation	39.223	8.994	37.129	14.962	38.767	23,58	-1,16%
Provision for Income Tax	(3.437)	(12.611)	(5.619)	17.307	(4.537)	(2,76)	32,00%
Minority Interest and Equity in Affiliates	(1)	4	1	7	(8)	(0,00)	
NET INCOME (LOSS)	**(34.127)**	**(46.977)**	**30.005**	**(7.034)**	**(25.565)**	**(15,55)**	**-25,09%**
NET MARGIN	**-17,19%**	**-23,06%**	**15,06%**	**-3,43%**	**-13,42%**	**-13,42%**	
NET INCOME (LOSS)PER SHARE	(10,92)	(15,04)	9,60	(2,25)	(8,18)	(0,005)	
NET INCOME (LOSS) PER ADR	(546,20)	(751,87)	480,23	(112,58)	(409,17)	(0,249)	
SHARES OUTSTANDING (millions)*	3.124	3.124	3.124	3.124	3.124	3.124	

*Twelve-month weighted average

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
CONSOLIDATED BALANCE SHEET

(Based on unaudited financial statements and expressed in millions of constant bolivars as of March 31, 2003)

	2002 March 31	2003 March 31
ASSETS		
Current Assets	882.721	**896.786**
Cash and Cash Equivalents	305.968	**312.685**
Property, Plant and Equipment, net	2.767.074	**2.599.224**
Investments	41.780	**58.089**
Long Term Accounts Payable	54.863	**43.976**
Intangible Assets and Deferred Credits	24.695	**31.503**
Total Assets	**3.771.133**	**3.629.578**
LIABILITIES AND EQUITY		
Current Liabilities	720.210	**589.278**
Bank Loans and Overdrafts	356.018	**200.490**
Current Portion of Long Term Debt	140.850	**183.302**
Long Term Debt	699.300	**779.494**
Others Liabilities	103.922	**97.355**
Minority Interests	190	**184**
Equity	2.247.511	**2.163.267**
Total Liabilities and Equity	**3.771.133**	**3.629.578**
Current Assets/Current Liabilities	1,23	**1,52**
Short Term Debt/Long Term Debt	0,71	**0,49**
Equity/Total Assets	59,60%	**59,60%**
Financial Debt/Total Capitalization	34,74%	**34,97%**


La Electricidad de Caracas

una empresa 

First Quarter 2003

Operating Data

	Unit	1T 03
Installed Capacity	**MW**	
Arrecifes		120
Ampliación Tacoa		1.410
Tacoa		336
Oscar Augusto Machado		450
Total Installed Capacity		**2.316**
Generation and Net Energy Purchases	**GWh**	
Gross Generation		2.559
Purchased Energy (Includes CALEY)		223
Internal Consumption and Losses		(576)
Total Sold Energy		**2.206**
Plant Availability	%	**66,81**
Net Capacity Factor	%	**51,68**

Coverage	5.200 Km^2
Distribution Lines	6.658 Km
Circuits	904
Substations	103

Lines / Cable (230, 69, 30 kV)	# Circuits	Total Lines (Km)
Area	144	1.526
Underground	226	933

Sectors	# Customer (Supplies)	%	Consumption (GWh)	%
Residential	1.020.877	84,93%	779	35,31%
Industrial	9.859	0,82%	427	19,36%
General	163.319	13,59%	809	36,67%
Street Lighting and Government	8.003	0,67%	191	8,66%
Total	**1.202.058**	**100,00%**	**2.206**	**100,00%**




La Electricidad de Caracas

una empresa 

Primer Trimestre, 2003

C.A. La Electricidad de Caracas y sus Filiales (EDC) anuncia sus resultados para el primer trimestre del año 2003

EDC registro Pérdidas Netas por Bs. 25.6 millardos, a pesar de un EBITDA de Bs. 109.1 millardos y un Margen de EBITDA 57.27%, como consecuencia de la inestabilidad económica en la que se encuentra el país y una contracción de la economía para el cierre del trimestre estimada en más de 30%.

Aspectos Resaltantes

- Pérdida Neta alcanzó Bs. 25,6 millardos una reducción de 25,09% con respecto al primer trimestre del año anterior.
- Gastos Operativos resultaron en Bs. 49,2 millardos para el trimestre, disminuyendo en 12,6% comparado con el mismo período del año anterior.
- EBITDA aumentó en 5,5% comparado con el mismo período del año anterior, alcanzando un monto de Bs. 109.1 millardos.
- Margen de EBITDA alcanzó 57,2%, resultando en un incremento del 9.9% con respecto al primer trimestre del año anterior.
- Utilidad en Operaciones incrementó en 18,9% con respecto al mismo período del año anterior, alcanzando Bs. 48.7 millardos.
- Instrumentos de cobertura de riesgo por Bs. 22,6 millardos.
- Total Deuda US$ 743MM, reduciéndose en 28% con respecto al mismo período del año anterior.
- Renovación de Créditos por US$ 128 MM.
- Nuevos Financiamientos por US$ 27,5 MM.
- Demanda en Energía totalizó 2.206 GWh.
- Número de clientes totalizó 1.202.058.

	EDC		
En Millones de Bolivares constantes	1T 02	1T 03	Var
Ingresos de Operación	198.578	190.562	-4,04%
Compras de Energía / Combustible	(38.846)	(32.231)	-17,03%
Gastos de Operación	(56.277)	(49.188)	-12,60%
EBITDA	**103.455**	**109.143**	**5,50%**
Margen EBITDA	**52,10%**	**57,27%**	**9,94%**

Factores Externos que afectan los resultados de la Empresa

- Paro Cívico Nacional del 2 de diciembre 2002 al 3 de febrero 2003
- Producción petrolera del trimestre alcanzó a 2.305 mb/d. (fuente: www-OPEC.org)
- Caída de la actividad económica estimada en mas del 30%
- Devaluación de 14% para finales del primer trimestre.
- Rezago de 29 puntos porcentuales entre el IPM y el IPC, siendo estos 64% y 35% respectivamente (anualizados).
- El precio del barril de petróleo alcanzó 29 US$/b.



Producción Petrolera
DICIEMBRE
ENERO
FEBRERO
MARZO
MBPD
3.500
3.000
2.500
2.000
1.500
1.000
500
0
3,030
1,607
25
1,562
AVG. 1,025
AVG. 737
AVG. 1,857
AVG. 2,736
Fuente: Ministerio de Hacienda

Resumen de Resultados Financieros

Ingresos de Operación para el primer trimestre mostraron una disminución de 4,04% con respecto a los ingresos obtenidos al mismo período del año anterior. Esto se produjo como consecuencia del descenso en las ventas en 3,63%, así como la imposibilidad de aportar energía al Sistema Interconectado Nacional, debido a la política coyuntural implementada por el Ministerio de Energía y Minas. Esta política trata de preservar el combustible como producto del Paro Cívico Nacional entre los meses de diciembre y febrero.

Gastos de Operación disminuyeron en un 12,6% con respecto al mismo periodo del año anterior. Este porcentaje equivale a una reducción de gastos de Bs. 7,1 millardos, producto de la estrategia implementada por la gerencia de la empresa de mantener su programa de racionalización de costos y al mejor manejo de los inventarios.

	EDC		
En Millones de Bolivares constantes	**1T 02**	**1T 03**	**Var**
Generación	6.256	7.623	21,85%
Transmisión y Distribución	17.160	16.711	-2,62%
Comercialización y Administrativos	32.861	24.854	-24,37%
Total Gastos de Operación	**56.277**	**49.188**	**-12,60%**

Compras de Energía/ Combustibles diminuyeron en 17,03% con respecto al primer trimestre del 2002, como resultado del congelamiento del precio del combustible, una menor demanda de energía, un mejor manejo de los combustibles y la aplicación de la política de conservación de combustibles líquidos implementada por el Ministerio de Energía y Minas.

EBITDA se incrementó en un 5,50 % con respecto al primer trimestre del 2002 al ubicarse en Bs.109,1 millardos, como consecuencia de las políticas estratégicas asumidas por la gerencia en focalizarse en el flujo de caja libre y la gestión del negocio.

Margen EBITDA se ubicó en 57,27%, mejorándose el índice en 9,9%


58,00%
56,00%
54,00%
52,00%
50,00%
48,00%
46,00%
44,00%
52,10%
45,45%
45,73%
52,17%
57,27%
1T 02
2T 02
3T 02
4T02
1T 03

Pérdida Neta para el primer trimestre del año se ubicó en Bs. 25,6 millardos, mejorando en un 25,09% con respecto a los resultados obtenidos en el primer trimestre del 2002. Este resultado es producto principalmente de la pérdida por diferencia en cambio, la cual representó Bs. 86,2 millardos, parcialmente compensada por la adquisición de los instrumentos de cobertura de riesgo cambiario, la continua celeridad en los programas de reducción de costos y la racionalización de los inventarios.

Resumen de Estrategias Financieras

La EDC continúa con éxito la ejecución de su plan financiero al concretar operaciones de nuevo financiamiento por un total de US$ 27,5 millones. Los cuales estan conformados por US$ 20 millones con la banca local y US$ 7,5 millones con organismos bilaterales.



Banca Extranjera 7%
Mercado Local 7%
Banca Local 15%
Bilaterales 7%
Mercado Externo 37%
Multilaterales 27%

Así mismo, se renovó creditos por la cantidad de US$ 128 MM, de los cuales 70,31% se efectuó con la banca nacional en moneda local y 29,69% con la banca internacional.

El costo promedio ponderado del total de la deuda para el primer trimestre del 2003 fue de 11,79%. El costo promedio de la deuda en moneda extranjera fue de 7,79%, y el de la denominada en bolívares fue de 33,79%.



Variable 35%
Fijo 65%

Se realizaron pagos a Organismos Multilaterales por US$ 33 MM

Cobertura de Riesgo Cambiario

EDC continua su estrategia de cobertura de riesgo cambiario y de tasas de interés mediante la utilización de instrumentos derivativos. La Empresa mantiene una operación "Swap (EUR/US$)" por EUR 100 millones con vencimiento en el 2004. Igualmente, la empresa mantiene un "Forward", a través del cual se intenta cubrir el riesgo existente de probables devaluaciones del bolívar con respecto al dólar americano por un monto de US$ 150 millones, a una tasa de cambio fija de US$/Bs. 1.051 y una tasa de interés del 94,75% de la tasa activa del mercado local más 1,75%, con vencimiento en el año 2004.

Los instrumentos derivativos de cobertura cambiaria redujeron el impacto de la devaluación en los resultados del primer trimestre en Bs. 17,4 millardos.

Régimen Tarifario y Marco Regulatorio

- Como resultado de la aplicación del Pliego Tarifario vigente publicado Gaceta Oficial N° 37.415 del 03/04/2002, durante el primer trimestre de 2003 se efectúo el ajuste de las tarifas a los usuarios finales, con excepción del Servicio Residencial Social. El valor resultante del Factor de Ajuste de Precios (FAP) implicó un aumento tarifario de 26% para EDC, CALEV y ELEGGUA y 11,8% para CALEY.
- Para contrarrestar el impacto en la facturación de nuestros clientes el aumento tarifario fue aplicado en forma progresiva 15% en enero, 6% en febrero y 5% en marzo para EDC-CALEV-ELEGGUA y para CALEY 7% en enero y 4,8% en febrero.
- Precios promedios resultantes de la aplicación de la tarifa vigente:

Aplicable a: EDC, CALEV y ELEGGUA

Tipo de Servicio	Bs./kWh promedio
Residencial	90,7
General	89,7
Industrial	66,8
Alumbrado Público y Sector Oficial	77,8
Promedio	84,6

No se incluyen los costos por patente y CACE

Aplicable a: CALEY

Tipo de Servicio	Bs./kWh promedio
Residencial	69,5
General	64,5
Industrial	68,5
Alumbrado Público y Sector Oficial	16,7
Promedio	63,7

Gestión del Negocio

GENERACIÓN

Durante el primer trimestre de 2003, EDC compró al Sistema Interconectado Nacional (SIN) 150 GWh, como consecuencia de la Política establecida por el Ministerio de Energía y Minas, donde se estipula la conservación de combustible liquido.

A partir del mes de abril EDC comenzó a contribuir a la preservación de los niveles de la Represa del Guri, al aportar al Sistema Interconectado Nacional 40 GWh.

Actualmente la Unidad CRZ #9 se encuentra en proceso de reparación y mantenimiento. Una vez que entre en servicio se dispondrá de 400 MW de capacidad de generación adicional.

Inversión en la Planta de Generación La Raisa

Con el objetivo de aumentar la capacidad de generación confiable disponible para servir a la Gran Caracas y acorde con el plan de renovación del parque generador de la Empresa, EDC está adquiriendo dos turbinas a gas SW 501DS de 100 MW cada una para ser instaladas en una planta de generación a gas de ciclo simple. Los equipos se instalarán en un terreno propiedad de la EDC ubicado 40 Km al sureste de Caracas, con fácil acceso al punto de interconexión del sistema y a la tubería de gas natural. El monto aproximado de la inversión es de US$ 55 millones.

Adicionalmente estas turbinas incrementarán la capacidad de la EDC para aportar energía al Sistema Interconectado Nacional (SIN).

TRANSMISIÓN Y DISTRIBUCIÓN

Para el primer trimestre de este año, la demanda de energía de la Electricidad de Caracas y sus filiales alcanzó a 2.206 GWh. Sin embargo, las ventas de energía (luego de excluir los aportes de energía al Sistema Interconectado Nacional –SIN) registraron una disminución del 3,6% con respecto al mismo periodo del año anterior. Este se produjo como consecuencia del Paro Cívico Nacional acontecido entre los meses de diciembre de 2002 y febrero 2003 y la contracción económica experimentada durante el primer trimestre del año, la cual se estima en más del 30%.

Las pérdidas de energía (técnicas y no técnicas) bajaron de 17,05% a 16,9% para el primer trimestre del año 2003 con respecto al mismo periodo del 2002.

EDC ha implementado un programa de reducción de pérdidas no técnicas de energía. Este programa está fundamentado en la optimización del ciclo comercial mediante la puesta en práctica de políticas y procedimientos que garanticen la cobranza, instalación, lectura, corte y re-conexión del servicio. El programa va acompañado de inversiones en la red eléctrica, evaluación de tecnologías de punta y mejores prácticas de otras empresas para la prevención del delito eléctrico. Igualmente, se ha llevado a cabo una campaña de educación y prevención del delito eléctrico a través de TV, radio y prensa.

Al cierre del primer trimestre del 2003 se observa una disminución de 22% en el índice Promedio Móvil Mensual de Duración de Interrupción (**SAIDI**), colocándose en 20,09 minutos. Con respecto al Tiempo Total Anual de Interrupción (**TTA**) del sistema, éste disminuyó en 14,13% con respecto al primer trimestre del año anterior, ubicándose en 316 minutos. Estas disminuciones en los índices se deben principalmente al efecto combinado del uso más eficiente de los recursos y a la automatización de la red de distribución lo cual ha minimizado los tiempos de localización de averías y, en consecuencia, mejorando en el servicio a nuestros clientes.

Tiempo Total Anual de Interrupción (TTA)


Minutos
Bueno
368
369
356
331
316
380
370
360
350
340
330
320
310
300
Mar 02
Jun 02
Sep 02
Dic 02
Mar 03

Indice Promedio de Duración de Interrucpción (SAIDI)


Minutos
Bueno
25,66
23,79
23,12
20,72
20,09
27,00
25,00
23,00
21,00
19,00
17,00
15,00
Mar 02
Jun 02
Sep 02
Dic 02
Mar 03

En relación al Tiempo Promedio Anual de Atención de Reclamos de Servicio (**TAR**), éste se ubicó en 130 minutos, significando una reducción en 41 minutos (32%) con respecto al año que precedió. Esta reducción se deriva principalmente de la disminución del número de reclamos de servicio, producto de las acciones de mantenimiento concentradas en las áreas de mayor incidencia y de administración de los recursos con miras a reducir el número de reclamos que deben ser atendidos.

En cuanto al índice Promedio Móvil Mensual de Frecuencia de Interrupción (**SAIFI**), se colocó en 0,81, incrementando en 0,47 puntual con respecto al año anterior. Este aumento esta directamente relacionado a una falla ocurrida el 5 de marzo que afectó la línea 230 Kv en Tacoa-Boyaca #1. (ver detalles en Pág. 11)

Tiempo de Atención de Reclamos (TAR)


Minutos
Bueno
171
166
152
133
130
180
170
160
150
140
130
120
110
100
Mar 02
Jun 02
Sep 02
Dic 02
Mar 03

Indice Promedio de Interrucpción de Frecuencia (SAIFI)


Bueno
0,34
0,29
0,3
0,28
0,81
0,90
0,80
0,70
0,60
0,50
0,40
0,30
0,20
0,10
0,00
Mar 02
Jun 02
Sep 02
Dic 02
Mar 03



La Electricidad de Caracas

una empresa 

COMERCIALIZACIÓN

EDC ha mejorado el nivel de servicio de su centro Atención Telefónica de llamadas de sus clientes "Call Center", ubicándose en 95% las llamadas atendidas en menos de 30 segundos, en un promedio de 260.000 llamadas recibidas mensualmente.


Metas
% de llamadas respondidas en menos de ½ minuto
Llamadas Telefónicas
Nivel de Servicio
95
85
75
65
55
45
35
25
Llamadas entrantes (000)
290
270
250
230
210
190
170
150
130
110
Mar-02 Abr May Jun Jul Ago Sep Oct Nov Dic Ene Feb Mar-03
Meses

Para este trimestre el tiempo de atención a los clientes, tanto en las oficinas comerciales como en el Call Center, han alcanzado satisfactoriamente los niveles pre-establecidos por la Empresa, ubicando el tiempo de espera en oficinas comerciales en 15 minutos y el tiempo de espera en atención de cobranza en 9 minutos en las oficinas comerciales.
Adicionalmente, la EDC se planteó dentro de sus objetivos reducir significativamente los costos unitarios por transacciones.


Cobranza
Reclamo
Meta de Reclamo
Meta Cobranza
Minutos
35:00
30:00
25:00
20:00
15:00
10:00
05:00
00:00
02/10 - 02/14
02/17 - 02/21
02/24 - 02/28
03/10 - 03/14
03/17 - 03/21
03/24 - 03/28
Semanas

Los Clientes Residenciales de EDC, representan el 84% del total de Clientes (suministros) los cuales se ubicaron en 1.202.058, al 31 de marzo del 2003 representando un aumento de 2% con respecto al mismo período del año anterior.


8.003
Oficial /Alumbrado Público
1%
163.319
General
14%
9.859
Industrial
1%
Residencial
84%
1.020.877


La Electricidad de Caracas

una empresa 

El consumo de energía (GWh) totalizo al 31 de marzo del 2003 en 2.206 GWh de los cuales los clientes residenciales y generales representan el 72% del consumo eléctrico.


191
Oficial
/Alumbrado
Público
9%
779
Residencial
35%
809
General
37%
Industrial
19%
427

La efectividad de la cobranza se ubicó en 1,12 al 31 de marzo como resultado del plan de recuperación de cuentas por cobrar


%
Bueno
1,22
1,12
1,01
0,95
0,56
1,3
1,2
1,1
1
0,9
0,8
0,7
0,6
0,5
Mar-02
Jun-02
Sep-02
Dic-02
Mar-03

Asamblea General Ordinaria de Accionistas

En Asamblea realizada el 31 de marzo de 2003, los accionistas aprobaron los siguientes puntos:

- Estados financieros de EDC correspondientes al ejercicio fiscal del año 2002.
- Designación de la nueva junta directiva para el período 2003-2004, ratificándose la mayoría de los directores principales y suplentes, se aprobó la incorporación de Julian Nebreda como director principal y la de los señores Jeffrey Safford y Joseph Brandt como directores suplentes.
- Emisión de papeles comerciales por un monto de hasta 200 millardos de bolívares respectivamente o su equivalente en moneda extranjera.
- Emisión de bonos, obligaciones y otros valores por un monto de hasta 100 millardos de bolívares respectivamente o su equivalente en moneda extranjera.
- Elección de los comisarios principales y suplentes para el periodo 2003-2004.

Seguridad de los Empleados

La Empresa ha continuado con el plan estratégico de mejorar el programa de protección y seguridad para sus empleados, el cual se muestra en el indicador de Accidentes con Perdida de Tiempo.



120
100
80
60
40
20
0
105
73
23
21
6
1999
2000
2001
2002
Mar-03
Acidentes / Perdida de Tiempo

Eventos

Régimen Cambiario (CADIVI)

Para el 5 de febrero de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela celebraron los Convenios Cambiarios números 1, 2 y 3, los cuales establecen el Régimen para la administración de divisas, y el tipo de cambio que regirá las operaciones establecidas en dichos convenios, según lo publicado en la Gaceta Oficial No. 37.625 . Entre otros aspectos, los mencionados convenios establecen lo siguiente:

a) El Banco Central de Venezuela centralizará la compra y venta de divisas en el país en los términos establecidos en los convenios suscritos o por suscribirse.

b) Se creó la Comisión de Administración de Divisas (CADIVI), a la cual corresponde la coordinación, administración, control y establecimiento de requisitos, procedimientos y restricciones que requiera la ejecución de dichos convenios.

c) Se fijan los tipos de cambio a partir de la entrada en vigencia de los mencionados convenios en 1.596 Bs./US$ para la compra, y 1.600 Bs./US$ para la venta.

CADIVI otorgó a EDC los códigos arancelarios para algunos de los materiales de importación necesarios para sus operaciones, así como el registro de importador correspondiente.

Incendio en El Avila afectó línea 230 Kv

Un incendio forestal de grandes proporciones ocurrido el 5 de marzo en el Parque Nacional El Ávila, ubicado en la ciudad capital, ocasionó el disparo de la línea en 230 Kv Tacoa – Boyaca # 1. Esta situación trajo como consecuencia que los sistemas de protección de las unidades generadoras de la planta se activaran, dejando sin servicio eléctrico al 75% de la Gran Caracas a la 1:30 p.m., recuperándose el servicio en el 65% del área en 21 minutos.

Responsabilidad Social

Programa Integral Educativo

- Durante el primer trimestre se le dio continuidad al Plan Integral de Educación Comunitaria sobre Prevención y Seguridad con Instalaciones Eléctricas. Este Plan Integral tiene por objeto minimizar el riesgo de ocurrencia de accidentes en la comunidad, así como crear conciencia sobre el valor de la energía eléctrica y la importancia de su uso racional.
- Durante el primer trimestre del año, EDC invirtió Bs. 250 millones en apoyo a instituciones educativas, eclesiásticas y organismos no gubernamentales.

Los resultados presentados en este Informe no han sido auditados y han sido elaborados de acuerdo a los Principios de Contabilidad Generalmente Aceptados vigentes en Venezuela para empresas cuyos valores están registrados en la Comisión Nacional de Valores de Venezuela. Los mismos han sido ajustados para reflejar los efectos de la inflación siguiendo las normas antes mencionadas y están presentados en bolívares constantes al 31 de marzo de 2003.

La tasa de cambio para el cierre primer trimestre del 2003 fue 1.600,00 bolívares/US dólar, y el tipo de cambio promedio anual fue de 1.644,25 bolívares/US dólar. El índice de precios al consumidor (IPC base 1997) para el cierre del primer trimestre de 2003 fue 331,97 y el IPC promedio para el período enero-marzo fue de 324,57.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC), filial de AES Corporation, provee servicio eléctrico principalmente al área metropolitana de Caracas y es a su vez la empresa privada de servicio eléctrico más grande de Venezuela. Cada acción de EDC se transa en la Bolsa de Valores de Caracas en conjunto con una acción de Corporación EDC, C.A. El American Depositary Receipt (ADR) del Grupo se negocia en los Estados Unidos en el mercado "over-the-counter", bajo el símbolo: "ELDAY".

AES principal accionista, es una compañía de electricidad líder a nivel mundial que efectúa negocios en el área de generación competitiva, distribución y suministro al detal de electricidad en 33 países. AES es una empresa dedicada a suministrar electricidad a nivel mundial de forma socialmente responsable. Agradeceremos dirigir sus preguntas o comentarios relacionados con este reporte a la atención de Relaciones con los Inversionistas, por correo electrónico: edcinversionistas@aes.com



La Electricidad de Caracas

una empresa 

Primer Trimestre, 2003

Estados Financieros

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
ESTADOS CONSOLIDADOS DE GANANCIAS Y PERDIDAS

(Basado en estados financieros no auditados y expresados en millones de bolivares constantes al 31 de marzo de 2003)

	1T 02 Bs.	2T 02 Bs.	3T 02 Bs.	4T 02 Bs.	1T 03 Bs.	1T 03 US$	1T 03 Vs 1T 02
Ingresos de Operación	198.578	203.672	199.266	205.126	190.562	115,90	-4,04%
Gastos de Operación	(95.123)	(111.111)	(108.132)	(98.107)	(81.419)	(49,52)	-14,41%
EBITDA	**103.455**	**92.561**	**91.134**	**107.020**	**109.143**	**66,38**	**5,50%**
MARGEN EBITDA	**52,10%**	**45,45%**	**45,73%**	**52,17%**	**57,27%**	**57,27%**	**9,94%**
Depreciación y Amortización	(62.494)	(62.272)	(62.299)	(60.556)	(60.450)	(36,76)	-3,27%
EBIT	**40.961**	**30.289**	**28.836**	**46.464**	**48.693**	**29,61**	**18,88%**
MARGEN EBIT	**20,63%**	**14,87%**	**14,47%**	**22,65%**	**25,55%**	**25,55%**	
Otros Ingresos y (Gastos) Neto	1.486	(13.593)	424	(14.345)	(7.024)	(4,27)	
Intereses y Gastos Financieros	(60.873)	(46.913)	(71.803)	(46.843)	(51.250)	(31,17)	-15,81%
Intereses Ganados	27.791	9.945	31.531	(5.558)	13.322	8,10	-52,06%
Instrumentos Derivativos		6.874	3.562	(2.001)	22.621	13,76	
Diferencia en Cambio Neta	(79.277)	(29.965)	5.945	(17.027)	(86.149)	(52,39)	8,67%
UTILIDAD (PERDIDA) ANTES DEL REI, PROVISIÓN PARA IMPUESTOS, INTERÉS MINORITARIO Y PARTICIPACIÓN CIAS AFILIADAS	**(69.912)**	**(43.364)**	**(1.506)**	**(39.311)**	**(59.787)**	**(36,36)**	**-14,48%**
Resultado por Exposición a la Inflación	39.223	8.994	37.129	14.962	38.767	23,58	-1,16%
Provisión para Impuesto	(3.437)	(12.611)	(5.619)	17.307	(4.537)	(2,76)	32,00%
Interés Minoritario y Participación en Cías Afiliadas	(1)	4	1	7	(8)	(0,00)	
UTILIDAD (PÉRDIDA) NETA	**(34.127)**	**(46.977)**	**30.005**	**(7.034)**	**(25.565)**	**(15,55)**	**-25,09%**
MARGEN UTILIDAD NETA	**-17,19%**	**-23,06%**	**15,06%**	**-3,43%**	**-13,42%**	**-13,42%**	
UTILIDAD (PÉRDIDA) NETA POR ACCIÓN	(10,92)	(15,04)	9,60	(2,25)	(8,18)	(0,005)	
UTILIDAD (PÉRDIDA) NETA POR ADR	(546,20)	(751,87)	480,23	(112,58)	(409,17)	(0,249)	
ACCIONES EN CIRCULACIÓN (Millones) *	3.124	3.124	3.124	3.124	3.124	3.124	

* Promedio ponderado 12 meses

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
BALANCES GENERALES CONSOLIDADOS

(Basado en estados financieros no auditados y expresados en millones de bolivares constantes al 31 de marzo de 2003)

	2002 31 Marzo	2003 31 Marzo
ACTIVO		
Activo Circulante	882.721	**896.786**
Efectivo y Equivalentes de Efectivo	305.968	**312.685**
Propiedades, Planta y Equipos, neto	2.767.074	**2.599.224**
Inversiones	41.780	**58.089**
Cuentas por Cobrar a Largo Plazo	54.863	**43.976**
Activos Intangibles y Cargos Diferidos	24.695	**31.503**
Total Activo	**3.771.133**	**3.629.578**
PASIVO Y PATRIMONIO		
Pasivo Circulante	720.210	**589.278**
Préstamos y Sobregiros Bancarios	356.018	**200.490**
Porción Corriente Deuda LP	140.850	**183.302**
Deuda a Largo Plazo	699.300	**779.494**
Otros Pasivos	103.922	**97.355**
Intereses Minoritarios	190	**184**
Patrimonio	2.247.511	**2.163.267**
Total Pasivo y Patrimonio	**3.771.133**	**3.629.578**
Activo Circulante / Pasivo Circulante	1,23	**1,52**
Deuda Financiera C P / Deuda L P	0,71	**0,49**
Patrimonio / Activo Total	59,60%	**59,60%**
Deuda Financiera / Capitalización Total	34,74%	**34,97%**



La Electricidad de Caracas

una empresa AES

Aspectos Técnicos

	Unidad	1T 03
Capacidad Instalada	**MW**	
Arrecifes		120
Ampliación Tacoa		1.410
Tacoa		336
Oscar Augusto Machado		450
Total Capacidad Instalada		**2.316**
Generación y Compra de Energía Neta	**GWh**	
Generación Bruta		2.559
Energía Comprada (Incluye CALEY)		223
Consumo Interno y Pérdidas		(576)
Total Energía Vendida		**2.206**
Disponibilidad Planta	%	**66,81**
Factor de Capacidad, Neta	%	**51,68**

Area Servida	5.200 Km^2
Lineas de Distribución	6.658 Km
Circuitos	904
Sub-estaciones	103

Lineas / Cable (230, 69, 30 kV)	# Circuitos	Total Lineas (Km)
Area	144	1.526
Subterraneo	226	933

Sectores	# Clientes (Suministros)	%	Consumo (GWh)	%
Residencial	1.020.877	84,93%	779	35,31%
Industrial	9.859	0,82%	427	19,36%
General	163.319	13,59%	809	36,67%
Oficial /Alumbrado Público	8.003	0,67%	191	8,66%
Total	**1.202.058**	**100,00%**	**2.206**	**100,00%**